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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.9)*
                             Oxford Industries, Inc.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                   691497-30-9
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

CUSIP No. 691497309                                           Page 2 of 4 Pages

1.       NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          John Hicks Lanier
          Social Security No. ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         N/A               (a)
                           (b)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.       SOLE VOTING POWER               1,966,577

6.       SHARED VOTING POWER                     0

7.       SOLE DISPOSITIVE POWER          1,966,577

8.       SHARED DISPOSITIVE POWER                0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,966,577            (Includes 54,000 shares which may be acquired within
                           60 days after December 31, 2003 pursuant to the exercise of stock options. Also note that Oxford
                           Industries, Inc.'s stock split (2:1 ratio) on December 1, 2003.)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                  N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  12.1 %

12.  TYPE OF REPORTING PERSON
                  IN


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                                                              Page 3 of 4 Pages

                                  SCHEDULE 13G

Item 1(a). Name of Issuer

Oxford Industries, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices

222 Piedmont Avenue, N.E.
Atlanta, Georgia  30308

Item 2(a). Name of Person Filing

John Hicks Lanier

Item 2(b). Address of Principal Business Office, or, if none, Residence

222 Piedmont Avenue, N.E.
Atlanta, GA 30308

Item 2(c). Citizenship

U.S.A.

Item 2(d). Title of Class of Securities

Common Stock, $1.00 Par Value

Item 2(e). CUSIP Number

691497-30-9

Item 3.

Not Applicable

Item 4. Ownership

See items 5,6,7,8,9, and 11 on cover page

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable


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                                                              Page 4 of 4 Pages

                                  SCHEDULE 13G

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         Persons other than the undersigned have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 783,544 shares of Oxford Industries, Inc. common stock beneficially owned by the undersigned. No such person's interest relates to 5% of the outstanding shares of such stocks.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004
Date



/S/ John Hicks Lanier
-----------------------
Signature
J. Hicks Lanier,
Chief Executive Officer
Name/Title